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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ANDOVER BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 RELLA BOULEVARD
(No. and Street)

MONTEBELLO, NEW YORK 10901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD L. NOCELLA (201) 356-1425
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP
(Name — *if individual, state last, first, middle name*)

425 BROAD HOLLOW ROAD, SUITE 416, MELVILLE, NEW YORK 11747
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK
3/14/2002

OATH OR AFFIRMATION

I, EDWARD L. NOCELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDOVER BROKERAGE, LLC, as of DECEMBER 31, 2001, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Financial & Operations Principal
Title

[signature]
GLORIA CANELAO
Notary Public
A Notary Public of New Jersey
My Commission Expires 2/6/2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDOVER BROKERAGE LLC

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Members of
Andover Brokerage, LLC

We have audited the accompanying statement of financial condition of Andover Brokerage, LLC (the Company) as of December 31, 2001, and the related statements of income, changes in Members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andover Brokerage, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Breiner & Bodian, LLP

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 26, 2002

ANDOVER BROKERAGE LLC
BALANCE SHEETS
DECEMBER 31, 2001

ASSETS

Cash	$ 1,679,722
Cash and Securities (segregated in compliance with federal regulations)	29,290,553
Restricted Cash	2,135,375
Receivable from Broker-Dealers and Clearing Organizations - Clearance Account	10,105,327
Deposits with Clearing Brokers	1,260,000
Receivable from Customers	742,638
Securities Owned	5,373,798
Fixed Assets at cost-net of accumulated depreciation and amortization of $1,619,381	671,935
Other Assets	1,010,314
	$ 52,269,662

LIABILITIES and MEMBERS' EQUITY

Liabilities:	
Securities Sold, not yet Purchased	$ 2,079,018
Payable to Broker-Dealers and Clearing Organizations	1,000,292
Customer Credit Balances	28,357,982
Accrued Expenses and Accounts payable	5,302,499
	36,739,791
Members' Equity:	15,529,871
	$ 52,269,662

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Commissions	$ 112,367,700
Ticket Charges	44,500,607
Principal Trading	(28,868,997)
Interest Income	4,173,789
Other	399,676
Total Revenue	132,572,775
Expenses:	
Floor brokerage, exchange and clearance fees	47,233,616
Professional Fees	1,888,412
Compensation and Benefits	10,888,264
Interest	2,250,888
Computer	4,601,086
Communications and data processing	20,090,233
Occupancy	7,355,743
Insurance	639,359
Consulting	4,003,521
Office Supplies	1,774,634
Depreciation and Amortization	1,111,690
Other	1,611,927
	103,449,373
Net Operating Income	29,123,402
Write off of fixed assets	(3,210,424)
Income before provision for unincorporated business tax	25,912,978
Provision for unincorporated business tax	149,700
Net income	$ 25,763,278

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net Income		$ 25,763,278
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,111,690
(Increase) decrease in operating assets:		
Receivable from brokers-dealers		(8,674,702)
Deposits with clearing brokers		(956,325)
Securities owned		65,190,857
Receivable from customers		(742,638)
Securities owned under an agreement to resell		1,078,593
Cash and securities (segregated in compliance with federal regulations)		(29,290,553)
Due from member		890,000
Other assets		(395,045)
Increase (decrease) in operating liabilities:		
Payable to clearing brokers		(35,225,748)
Securities sold		(15,210,081)
Customer credit balances		28,357,982
Accrued expenses and accounts payable		1,297,594
Net cash provided by operating activities		33,164,902
Cash Flows from Investing Activities:		
Decrease in restricted cash		180,320
Purchase of fixed assets		(81,005)
Net cash provided by investing activities		99,315
Cash Flows from Financing Activities:		
Proceeds form Members' capital contribution		31,192,698
Payments for Members' capital withdrawals		(64,111,922)
Net cash used in financing activities		(32,919,224)
Net Increase in cash		344,993
Cash at Beginning of Year		1,334,729
Cash at End of Year	$	1,679,722
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$	2,250,888

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Members' Equity-Beginning	$ 22,685,817
Members' capital contribution	31,192,698
Members' capital withdrawal	(64,111,922)
Net income	25,763,278
Balance-End of Year	$ 15,529,871

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION and SIGNIFICANT ACCOUNTING POLICIES:

Andover Brokerage LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a New York limited liability company.

The Company trades for its own accounts and acts as an introducing broker for customer transactions only.

The Company's proprietary securities transactions, commission revenue and related expenses are recorded on the trade-date basis.

Computation of reserve requirement under rule 15c3-3 is made on a settlement day basis.

Securities owned and securities sold, not yet purchased, are stated at quoted market values, with the resulting unrealized gains and losses reflected in income.

It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 10 years. Leasehold Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company has written off Leasehold Improvements on leases that have been bought out or expired.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.

Federal and State income taxes have not been provided as Members are individually liable for their own tax payments. The Company is subject to New York City unincorporated business tax and certain state taxes.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts.

The Company extends payments for certain branch operating leases that is charged to the branch against commission earned.

ANDOVER BROKERAGE LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - RECEIVED FROM and PAYABLE TO BROKER-DEALERS and CLEARING ORGANIZATIONS:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities, and securities sold not yet purchased, are subject to margin requirements. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 3 - SECURITIES OWNED and SOLD, NOT YET PURCHASED:

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market valued reflected on the statement of financial condition.

NOTE 4 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES:

During 2001, the Company's trading activities included equity options and futures contracts, which are forms of derivative financial instruments. All instruments are reported at market and any changes in market are reflected in the statement of income.

Derivative financial instruments derive their value based upon an underlying asset. These instruments are subject to various risks similar to nonderivative financial instruments including market and credit risk.

NOTE 5 - COMMITMENTS and CONTINGENCIES:

At December 31, 2001, the Company has standby letters of credit in the amount of $ 2,128,258 which are used as security deposits for certain rental leases. These letters of credit are secured by various certificates of deposit which are for periods of 7 to 17 months and bear interest at rates of 1.0 to 3.0%.

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2001 are approximately as listed.

The Company is guarantor on certain operating leases. The leases run from 5 to 10 years, and approximate $ 3,500,000 per year.

ANDOVER BROKERAGE LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - COMMITMENTS and CONTINGENCIES(continued)

Year ending December 31,	
2002	$ 2,503,953
2003	2,725,196
2004	2,448,181
2005	2,143,262
2006	1,689,264
Thereafter	2,166,540
	$13,676,396

Certain leases contain renewal options and escalation clauses. Rent expense for 2001 aggregated $6,143,485.

The Company is currently involved in certain litigation and arbitration matters incidental to its business. Management believes that the risk of significant loss is remote.

The Company is the subject of an investigation by the Northeast Regional Office of the Securities and Exchange Commission into certain trading practices in 1998 which may have violated the Securities and Exchange Commission's short-sale rules. To date, no charges or claims have been brought as a result of this investigation, and the remoteness or probability of an unfavorable outcome cannot be determined.

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, and has elected to compute its net capital under the alternative method allowed by the Rule, whereby net capital, as defined, shall not be less than the greater of 2% of the aggregate debits arising from customer transactions, as defined in SEC Rule 15c3-3, or $ 250,000. At December 31, 2001, the Company had net capital of $10,488,726, which was $10,238,726 in excess of its required net capital.

NOTE 7 - SUBSEQUENT EVENTS:

Subsequent to December 31, 2001, the Company had capital contributions of $ 528,000 and capital withdrawals of $ 2,401,481.

SUPPLEMENTARY INFORMATION

ANDOVER BROKERAGE LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Computation of Net Capital:

1.	Total Ownership Equity		$ 15,529,871
2.	Less: Non allowable assets from statement of financial condition		3,829,554
Net Capital Before Haircuts			11,700,317
3.	Haircuts on Securities		
	US Government obligations	146,348	
	Stocks and options	1,065,243	1,211,591
Net Capital			$10,488,726

Computation of Alternate Net Capital Requirement

1.	Minimum Net Capital Required - (2% of Aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation, including both brokers or dealers	$ 44,143
2.	Minimum Dollar Net Capital Requirement with SEC rules	250,000
3.	Net Capital Requirement	250,000
4.	Excess Net Capital	$10,238,726

Reconciliation with Company's computation in Part IIA of Form X-17A-5

Net Capital, as reported in Company's Part IIA	$10,567,074
Audit adjustments	63,058
Difference in Haircuts	15,290

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

Credit Balances:	
Free credit balances and other credit balances in customer security account	$ 29,480,929
Customers' Securities-failed to receive	124,760
Total credits	29,605,689
Debit Balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3:	404,598
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	1,798,638
Customers' Securities-failed to deliver (not older than 30 calendar days)	3,900
Aggregate debit items	2,207,136
less: 3% charge	66,214
Total debits	2,140,922
Reserve computation:	
Excess of total credits over total debits	27,464,767
Amount held on deposit in "Reserve Bank Account"	29,290,553
Excess per above computation	$ 1,825,786

Statement pursuant to Paragraph (d)(4) of rule 17-A-5
There are no differences between this reserve computation required pursuant to rule 15c3-3 and the corresponding computation prepared by Andover Brokerage LLC and included in the Company's unaudited Part II Focus Report filing as of the same date.

Information for possession or control requirement under rule 15c3-3
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road
Melville, New York 11747-4701
(631) 249-3900

February 26, 2002

To the Members of
Andover Brokerage, LLC
Montebello, New York

Gentlemen:

We have examined the Financial Report of Andover Brokerage, LLC as required by the National Association of Securities Dealers as of December 31, 2001, and have issued a report thereon dated February 26, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Andover Brokerage, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. A material weakness is a condition in which the design or operation of the specific internal controls does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by, employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission and other regulatory agencies that rely on ruly 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Breiner & Bodian, LLP

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York